January 31, 2005

Robert S. Littlepage, Jr.
Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0407
Washington, D.C. 20549

Re:	G&K Services, Inc. Form 10-K for the fiscal year ended July 3, 2004 File No. 0-04063

Dear Mr. Littlepage:

We have reviewed your letter of December 17, 2004 and have prepared the following responses to your comments. To facilitate your review, we have included in this letter your original comments followed by our responses, which have been numbered to correspond to your letter. In addition, a copy of your letter is attached.

Form 10-K for the fiscal year ending July 3, 2004

Note 1, Summary of Significant Accounting Policies, Page F-6

Goodwill, Intangible and Long-Lived Assets, page F-7

1.	Please expand your disclosure so that it is clear how you distinguish in your accounting between acquired customer contract intangible assets and acquired customer relationship intangible assets, and advise us. Refer to paragraphs A19 – A21 of SFAS 141 and paragraph 11 of EITF 02-17. Also, tell us if you account for each acquired customer contract as a separate intangible asset.

In response to your request to expand our disclosure in our accounting between acquired customer contract intangible assets and acquired customer relationship intangible assets, we provide the following:

*	G&K provides rental services and direct sale products to approximately 160,000 businesses across North America. As one of the largest providers of service in this industry, we have a wide variety of customers that vary from small businesses to large nationally based organizations.

*	It is our practice, and the practice within our industry, to establish relationships with our customers through written service agreements. Most,

but not all, customers have signed written service agreements. These agreements normally have a term of three to five years and are automatically renewable unless terminated within a specific period of time prior to expiration of any term. As such, we assign value to all acquired customers, whether or not an agreement is in existence at the date of acquisition. Our basis in reaching this conclusion is paragraph 8 of EITF 02-17 that states if an entity has a practice of establishing contracts with its customers, regardless of whether a contract is in existence at the date of acquisition, those relationships would arise from a contractual right.

*	Businesses that we have acquired are primarily family owned, small local providers of rental services to small and medium sized customers. Their customer bases are similar to ours and the services and products they offer are largely the same as ours. After acquisition this does not change and the businesses are operated largely in the same fashion as before acquisition. In evaluating each acquired customer base, we have concluded that the value we purchase lies in the combined value of the written service agreements and the related customer relationship. There is no significant separate value in any customer relationships. We believe that this conclusion is consistent with paragraph 11 of EITF 02-17 that states that customer contracts and the related customer relationships “may” represent two distinct intangible assets. As such, we have not allocated any value separately to customer relationships.

*	We will in future filings expand our disclosure so that our accounting for customer related intangibles is clearer.

Also, in response to your request to tell you if we account for each acquired customer contract as a separate intangible asset, we provide the following:

*	As stated above, G&K and the companies we acquire provide rental services and direct sales products to a significant number of small to medium sized customers (most acquisitions involve well over 1,000 customer relationships).

*	Also as stated above, we assign intangible value to all customer contracts and related customer relationships. The value is determined using discounted cash flow and earnings models. Reliable cash flow and earnings information is not available for individual customers or groups of customers. This information is only available at the company level. As such, it is not possible to evaluate and assign intangible value to each customer contract and related customer relationship separately. Our practice has been to assign the value through pooling the customer contracts and related customer relationships by acquisition.

2.	We note you amortize acquired customer contracts and related customer relationships over the terms of the respective agreements or estimated average life of the account, primarily 5 to 11 years. Disclose your amortization methodology for each asset type and advise us. If you are amortizing customer contracts or customer relationships on a straight-line basis, please justify this policy to us. Refer to the guidance in paragraph 12 of SFAS 142 and tell us how your amortization policy is consistent with the pattern in which economic benefits of the intangible assets are consumed or otherwise used up.

3.	In regard to the above comments, we believe you should account for each acquired customer contract on an individual basis. This model would allow the company to use straight-line amortization over the expected life but would require that amounts pertaining to terminated contracts be written off at the time the contracts are terminated. The company could pool the contracts for bookkeeping purposes, but the expected life determination and the impairment analysis would need to be performed at the individual contract level.

4.	If management believes the implementation of this model to be impracticable, we would not object to the company assigning each contract to a pool of sufficiently homogeneous contracts and the asset accounted for in the financial records would be the pool, not the contract. This method would require the use of an accelerated amortization method to reflect the greater revenue earning power during the earlier years of the pool’s life. The expected life determination and the impairment analysis would be performed at the pool level, and thus, no specific write-offs for terminated contracts would be necessary.

5.	Similarly, it appears you should amortize for your customer relationship intangible assets using an accelerated method since the economic benefits to be realized from this asset will diminish over time as your relationships with customers terminate. Please revise your financial statements accordingly or advise us.

As Comments 2 – 5 represent a series of questions related to the amortization of customer related intangibles, we provide the following combined response:

You noted that we amortize acquired customer contracts and related customer relationships primarily over 5-11 years. We offer the following clarification:

*	We amortize non-competition agreements and acquired customer contracts and related customer relationships over the terms of the agreements or the estimated average life of an account, respectively. The periods used, primarily 5-11 years, is the range for the combined classes of intangibles. Customer contracts and the related customer relationships are amortized over the estimated average life, primarily 10-11 years. As set forth in Comment No. 1, customer contracts and the related customer relationships do not have separate values. Non-competition agreements are amortized over the term of the agreement which for most of our acquisitions has been 5-7 years. We will in future filings clarify this disclosure.

As set forth in our response to Comment No. 1, our business model is based on services provided to over 160,000 small to medium businesses under signed service agreements. Most of our acquisitions involve well over 1,000 customer relationships and are valued using discounted cash flow and earnings models. The discrete information used to develop these models is only available at the company level, not the customer contract level. We therefore have chosen to pool acquired customer contracts in order to assign intangible value. As the valuation model is at the company level, we are unable to allocate value to multiple pools of homogenous contracts. The use of multiple homogenous pools would also not be practical for the following reasons:

*	There are a variety of contract terms including original length of term, remaining term and number of past renewals

*	Estimates for renewal and turnover rates vary by industry and customer

*	We provide our customers with a wide variety of products and pricing

*	We provide services to a wide variety of customers by both size and location

The number and variety of customer characteristics that impact current and future expectations related to the customer contracts makes any pooling of homogenous contracts not meaningful or practical.

With respect to how our amortization policy is consistent with the pattern in which economic benefit of the intangible assets are consumed or otherwise used up, we would like to address both pre- and post-SFAS 142 adoption assets. As of July 3, 2004, we reported $41,151,000 of customer contracts and related customer relationships, net. Of this amount, $21,508,000 (net) is related to acquisitions completed prior to our adoption of SFAS 142 and $19,643,000 (net) related to acquisitions completed after our adoption of SFAS 142. As it relates to assets acquired prior to the adoption of SFAS 142 , we offer the following information:

*	Prior to SFAS 142, we accounted for our intangible assets according to APB 17. As stated in paragraph 30, the board concluded that the straight-line method of amortization should be applied unless a company demonstrated another systematic method is more appropriate.

*	In July 1997, G&K completed a significant acquisition of certain business assets of National Linen Services. Customer related intangibles from this transaction represent over 75% of the total gross customer intangibles acquired by us prior to the adoption of SFAS 142. In support of the accounting for this acquisition, we engaged a third party to provide valuation services related to the intangible assets. The valuation report provided us with both a value for our customer contracts and related customer relationships and a remaining useful life. This report did not provide any information or suggest to us in any manner that there would be any systematic method of amortization that would be more appropriate than straight-line. Based on this information and our analysis, we concluded that a straight-line method of amortization over the remaining average useful life of the asset would be appropriate.

*	Other transactions prior to the adoption of SFAS 142 were similarly evaluated.

*	Upon adoption of SFAS 142, we reviewed previously recorded intangible assets according to Paragraph 53. We concluded that the useful lives of the previously recorded intangible assets were reasonable using the guidance of Paragraph 11. We also reconfirmed that these assets were properly accounted for under the then current guidance of APB 17.

For post SFAS 142 adoption assets, we analyzed our amortization policy to determine if it was consistent with the pattern in which economic benefits are consumed or otherwise used up and we offer the following information.

*	A common metric tracked by G&K is the overall level of customer losses. Our consolidated customer losses run around 7-8% annually.

*	The length of time any individual customer has been with G&K is not consistently maintained within our information systems. We do however have evidence that these relationships can last beyond 10 years. In fact, some customer relationships last as long as 30 years. This evidence includes:

i.	Anecdotal information from our tenured management and service personnel.

ii.	In 2002, a lifing analysis was prepared by an outside appraisal firm. At the core of this analysis was our customer retention information. This analysis has been used in the discounted cash flow models used to determine customer contract value.

iii.	A review of customer service information that had been collected in several of our more mature locations.

In reviewing this information in the past, we have concluded that customer relationships can last as long as 30 years and the average service life of a customer is 10-11 years.

*	We have found that most of the businesses we acquired did not maintain reliable information on the length of individual customer relationships. In addition, after we acquire a business, the customers are intermingled with G&K’s customers and are not tracked separately moving forward. As a result, we have used our customer average service life and retention information to establish methods for amortizing customer related intangibles.

*	In developing our amortization policy, we considered the following:

i.	Customer relationships can last as long as 30 years, but have an average service life of 10-11 years.

ii.	The immediate intermingling of customers impedes our ability to track and evaluate customer related intangibles for potential impairment. The longer the life, the greater impairment of our ability.

iii.	Our industry commonly uses average service lives to amortize customer related intangibles.

Based on the above, we concluded that our amortization policy should be reflective of our estimated average customer service lives. By selecting a 10-11 year life, we have accomplished this. By selecting a straight line method for amortization, we have a method of amortization that will result in amortizing our customer intangibles in a manner consistent with the economic benefits of the intangible. We reach this second conclusion by comparing potential results using a 10 year straight line method with those of a 30 year accelerated method of amortization. While the two methods result in largely the same results in the first two years of the asset life, the 10 year straight line method results in an acceleration of amortization in the last eight years of the asset life as compared to a 30-year accelerated amortization method.

While we have evidence of customer relationships lasting up to 30 years, we are not completely comfortable we have the historical information or that we would be able to track the acquired customers over a 30-year period. Accordingly, we believe a 10-11 year straight line method of amortization which is consistent with our average customer service life was most appropriate. We also believe this is consistent with paragraph 11 of SFAS 142 which states “If the pattern cannot be reliably determined, a straight-line amortization method shall be used.”

As set forth in our response to Comment No. 1, the value we purchased in our acquisitions relates to the customer contracts and not any additional and separate value related to customer relationships.

Note 2, Acquisitions, page F-10

6.	You are required, pursuant to paragraph 39 of SFAS 141, to record all acquired identifiable intangible assets at their respective fair values. Disclose and explain to us, in detail, why the majority of your purchase price for acquisitions consummated during the past three years and subsequent interim period has been assigned to goodwill. When responding to this comment, please refer to the list of identifiable intangible assets in paragraph A14 of SFAS 141 and explain to us why you do not apparently acquire any marketing related intangible assets, order or production backlog, licensing or royalty agreements, leases, contracts, or technology based intangible assets.

In response to your request to explain to you, in detail, why the majority of our purchase price for acquisitions consummated has been assigned to goodwill, we provide the following:

*	G&K is primarily in the business of providing a wide variety of businesses with rented uniform programs and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. Our industry is consolidating from many family owned and small local providers to several large providers. G&K is participating in this industry consolidation. Each of our acquisitions made over the past three years and subsequent interim period has been for assets and operations within our core rental business.

*	In recording each acquisition, we use the purchase price allocation process as prescribed in paragraphs 36-46 of SFAS 141. Accordingly, we evaluate each acquisition for allocation of purchase price to intangible assets as prescribed by paragraph 39 and the additional guidance provided in paragraph 14 of Appendix A of SFAS 141.

i.	Marketing-related

1.	Trademarks, tradenames and service marks. Typically, G&K quickly stops the use of any of the sellers’ trademarks, tradenames and service marks that may be included in the acquired assets. G&K’s goal is to build a national company with broad name recognition. Accordingly, with all of our rental acquisitions, we almost immediately began answering the phone as “G&K Services”, paint the trucks with the G&K name and colors, and change the signage on the acquired company facilities to G&K Services. During the past three years and subsequent interim period, we are not using the trademarks, tradenames or service marks of any acquired company and, therefore, we have not assigned any value to this asset category.

2.	Trade dress, newspaper mastheads and internet domain names. These types of marketing related intangible assets have either not been purchased from, have not been employed by the business we have purchased, or in the case of internet domain names, have little to no value to G&K. All of our internet activity is conducted under the www.gkservices.com website. For all of the acquired companies, we are either not using their former website, or are in the process of discontinuing its use. Therefore, we have not assigned any value to this asset category.

3.	Non-competition agreements. With each of our significant acquisitions, we negotiate a non-competition agreement. The value assigned to these assets is included on our balance sheet under the caption “Other Assets, Non-competition agreements, net.” They are amortized over the term of the non-compete agreement which is usually 5 to 7 years.

ii.	Customer-related

1.	Customer contracts and relationships. Set forth in our responses to Comments No. 1-5 is a discussion of our accounting for customer related intangibles.

2.	Order or production backlogs. The majority of our business, and all of the business acquired in the past three years and subsequent period, is attributable to our rental operations. The nature of our rental operations does not result in the creation of backlog orders. As such, we have not assigned any value to this asset category.

iii.	Artistic-related – the nature of the industry in which G&K operates would not normally result in artistic related intangible assets.

iv.	Contract-based

1.	As a part of our standard diligence process, inquiries are made to identify any contractual relationships that may exist. Except as noted below the examples of contracts provided in Appendix A of SFAS 141 are normally not employed within our industry.

2.	Supply contracts. Typically, inventories and supplies consumed by the business are purchased as required under purchase orders. Upon acquisition of a business, all purchasing is transitioned to G&K. As such, we have not assumed any favorable or unfavorable fixed price supply contracts.

3.	Lease Agreements. Leases, if any, have largely been limited to acquired facilities. At the time of acquisition, all significant leases acquired have been negotiated at current market rates and have been assigned no intangible value.

v.	Technology based

1.	Patented technology. G&K is one of the largest and, arguably, has the most advanced plant technology in our industry. At this time, G&K does not have any patents. This is the norm within our industry. However, a standard step in our diligence process and evaluation of potential intangible assets is the identification of patented technology. We have not identified any such assets and accordingly have not assigned any value to this asset category.

2.	Computer software and mask works, unpatented technology, databases and trade secrets. As noted earlier, it is G&K’s intent to build a national uniform and textile rental network. As such, it is imperative for all of our locations to run on the same information systems and to operate using the same procedures so we can provide consistent service to our customers across the nation. Accordingly, all acquisitions are quickly converted to G&K’s information systems and we do not assign any value to acquired computer software. Additionally, as part of our process, we make inquiries regarding any unpatented technology, databases or trade secrets, but have yet to identify any assets in the companies acquired during the past three years and interim periods.

7.	In addition, with respect to each acquisition explain to us its purpose and how management determined the amount of consideration paid was reasonable. Tell us the methodologies used by management to determine the amount of purchase consideration to pay for each acquired entity and the methodologies used to assign value to any acquired intangible assets.

As set forth in our response to Comment No. 6, our industry is consolidating from many family owned and small local providers to several large providers. G&K is participating in this industry consolidation. As noted earlier, G&K’s goal is to build a national footprint and, accordingly, places a strategic value on acquisitions which expand our geographic presence. Management determines the amount of consideration to pay for a business based on:

*	Discounted cash flow model and earnings multiple metrics

*	Strategic value

*	Assets included

*	Liabilities assumed

*	Competing interest or bids

Methodologies used to assign value to any acquired intangible assets include the following process:

*	A review of SFAS 141, specifically paragraphs A14-28 for examples of intangible assets to consider for recording.

*	Review of purchase price evaluation for identification of intangible assets.

*	Review of due diligence results for the identification of any potential additional intangible assets.

*	Estimation of fair values of identified intangibles.

The estimation of the value of intangibles relies on several sources of information including our industry knowledge and expertise, review of industry transactions and from time to time the use of third party evaluation consultants. We believe the method we use to assign value to all assets is consistent with the methods used to determine purchase price and GAAP.

8.	Revise your disclosures to comply with paragraphs 51-53 of SFAS 141.

In response to your request to revise our disclosures to comply with paragraphs 51-53 of SFAS 141, we provide the following:

*	As prescribed by paragraph 51 of SFAS 141, for each material business combination, we will disclose the following:

i.	The name and a brief description of the acquired business

ii.	The primary reason for the acquisition

iii.	The period for which the results of operations are included

iv.	The cost of the acquired business

v.	A condensed balance sheet of the acquired business

vi.	Contingent payments, options or commitments

vii.	Amount of purchased research and development

*	As prescribed in paragraph 52 of SFAS 141, for material business combinations where the amount assigned to goodwill or other intangible assets is significant, we will disclose:

i.	The amount assigned and the weighted-average amortization period for each intangible asset class

ii.	The amount assigned to assets not subject to amortization

iii.	The amount of goodwill expected to be deductible for tax purposes

iv.	The amount of goodwill by reportable segment

*	As prescribed in paragraph 53 of SFAS 141, for a series of individually immaterial business combinations that are material in the aggregate, we will disclose:

i.	The number and brief description of businesses acquired

ii.	The aggregate cost of the acquired businesses

iii.	The aggregate amount of any contingent payments, options or commitments

iv.	The information described in paragraph 52 of SFAS 141.

*	In each of the past three years, we have not had an individual business combination or a series of individual business combinations that are material. We do not believe that information regarding these acquisitions would be material or meaningful to the financial statements.

Note 3. Goodwill and Intangible Assets, page F-10

9.	Using the guidance in paragraphs 30-31 of SFAS 142, tell us how you determined your reporting units for purposes of performing your goodwill impairment test. Additionally, tell us how you have determined the amount of goodwill to be assigned to your separate reporting units.

In response to the request to tell you how we determine reporting units for purposes of performing goodwill impairment tests, we provide the following:

*	As stated in SFAS 142 paragraph 30, a reporting unit is an operating segment or one level below an operating segment. It also states an operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. For goodwill impairment testing, we have concluded that our reporting units are the same as our operating segments, US and Canada.

In response to the additional request to tell you how we have determined the amount of goodwill to be assigned to the separate reporting units, we provide the following:

*	Goodwill is determined and recorded for each purchase transaction. All goodwill is assigned to the reporting unit, as of the acquisition date, that is expected to benefit from the transaction. We have not had a transaction that would require allocation of the purchased goodwill to more than one reporting unit.

10.	Tell us in more detail how you performed the impairment test for each of your reporting units at the date of adoption of SFAS 142 and in 2004. Your response should include a detailed discussion of the methodology used to determine the fair value of each of your reporting units, as well as a discussion of the key assumptions used in determining the fair value, such as cash flow projections and discount rates.

In response to the request to tell you in detail how we perform our impairment tests by reporting unit, we provide the following:

*	Upon adoption and for each reporting period thereafter, we have followed the two step impairment test discussed in paragraphs 19-22 of SFAS 142 which includes:

i.	An assessment whether the fair value of the reporting units exceeds the carrying amount, including goodwill.

1.	Our initial review establishes fair value for G&K using quoted market prices of its equity securities and fair value models and research prepared by independent analysts.

2.	Fair value of G&K is allocated to its reporting units based on EBITDA results. We feel this method is appropriate given that our reporting units consist of like business, but are separated to two reporting units based on United States and Canadian operations.

3.	At the end of our last reporting period, the fair value of the reporting units exceeded the carrying values, including goodwill, by more than $325 million and $95 million, respectively.

ii.	If the carrying amount of a reporting unit exceeds its fair value, we would perform the prescribed second test to measure the amount of impairment loss, if any.

1.	From inception of SFAS 142, we have concluded that the fair value of our reporting units exceed the carrying value including goodwill.

2.	We have concluded that there has been no impairment of goodwill without giving consideration that there may be substantial additional value that might arise from the ability to take advantage of synergies and other benefits that may flow from control by another entity.

In connection with responding to your comments, the Company acknowledges that

*	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Upon review of this response letter, if you have any additional questions or wish to discuss any of the responses please do not hesitate to contact Jeff Wright our Chief Financial Officer at (952) 912-5728 or Mike Woodard, our Vice President, Controller and Principal Accounting Officer directly at (952) 912-5781.

Sincerely,

Jeffrey L. Wright
Senior Vice President
and Chief Financial Officer

Michael F. Woodard
Vice President, Controller
and Principal Accounting Officer

Cc:	Richard L. Marcantonio President and Chief Executive Officer Audit Committee of the Board of Directors